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                                                                     Exhibit 1.1



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINA MOBILE LOGO]


                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                  ANNOUNCEMENT

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The Company is studying and planning the possible acquisition of the mobile service operations of all or some of the mobile telecommunications companies in eight provinces and directly administered municipality in the PRC. If such acquisition is implemented, the Company may utilise some of its internal financial resources and may conduct external fund raising for part of the funding requirement. The external financing is currently expected to be raised principally in the PRC domestic capital markets.
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The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the
"Company" or "CMHK") announces that the Company is studying and planning the possible acquisition from China Mobile Communications Corporation ("CMCC"), the parent company of CMHK, of the mobile service operations of all or some of the mobile telecommunications companies in eight provinces and directly administered municipality in the PRC of Anhui, Hunan, Hubei, Jiangxi, Sichuan, Chongqing, Shaanxi and Shanxi. No indication can be given by the Company of the timing of the acquisition and the transaction may or may not proceed. Any acquisition transaction is likely to constitute a notifiable transaction of the Company under the Listing Rules and would be subject to conditions including receipt of all necessary approvals from relevant regulatory authorities and approval of independent shareholders of the Company. If such acquisition is implemented, the Company may utilise some of its internal financial resources and may conduct external fund raising for part of the funding requirement. The external financing is currently expected to be raised principally in the PRC domestic capital markets. The Company may pursue PRC domestic debt financing and may explore PRC domestic equity financing but no financing plan has been finalised at this stage. If the Company is unable to timely obtain most of the funding requirement in the PRC domestic capital markets for the acquisition, the Company may consider reducing the size of the acquisition.

Further announcements will be made by the Company when the terms of the acquisition and the related financing are determined.

The Board also confirms that, save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

                                                     By order of the Board
                                             CHINA MOBILE (HONG KONG) LIMITED
                                                        Wang Xiaochu
                                            Chairman and Chief Executive Officer


Hong Kong, 3 December 2001